
Infosys®
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DRIVEN BY VALUES

Performance for the Fourth Quarter and Year ended March 31, 2006

Nandan M. Nilekani
Chief Executive Officer, President and Managing Director

S. Gopalakrishnan
Chief Operating Officer and Deputy Managing Director

Safe Harbour

Infosys

Certain statements in this release concerning our future growth prospects are forward-looking statements, within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended – which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the success of our investments, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT, business process outsourcing and consulting services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2005 and quarters ended June 30, 2005, September 30, 2005 and December 31, 2005. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statements that may be made from time to time by or on our behalf.

Infosys®

celebrating 25 years

Agenda

- Highlights
- Financial Performance
- Operational Performance
- Client Acquisition & Expansion of Services
- Human Resources
- Capex and Infrastructure
- Senior Management changes
- Outlook for the Future
- Summary

Highlights

Infosys

- Revenues cross $ 2 billion
- Employee headcount crosses 50,000
- Cash and cash equivalents exceeded $ 1 billion
- The Board of Directors recommended a 1:1 bonus issue for all shareholders including ADR holders
- The Board of Directors recommended a Silver Jubilee special dividend of Rs. 30 per share (600% on par value of Rs. 5 per share)
- The Board of Directors also recommended a final dividend of Rs. 8.50 per share (170% on par value of Rs. 5 per share) for fiscal 2006


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Financial Performance

Highlights

Infosys

	Q4 FY 06	Q3 FY 06	FY 06
Indian GAAP YOY Growth			
Income	**32.1%**	35.0%	33.5%
Net profit	**20.6%**	30.6%	30.0%
US GAAP YOY Growth			
Revenues	**30.3%**	32.2%	35.2%
Net income	**19.7%**	27.7%	32.5%
New clients added	**38**	36	144
Repeat business	**92.1%**	93.2%	95.0%
Employees			
Period end headcount	**52,715**	49,422	52,715
Gross addition	**5,170**	5,135	22,868
Net addition	**3,293**	3,226	15,965

Highlights (Indian GAAP- Quarterly)

Infosys

(Rs. crore)

	FY2006 Q4	FY2006 Q3	FY2005 Q4	% growth over Q3 06	Q4 05
Income	**2,624**	2,532	1,987	**3.6**	32.1
S/w development expenses	**1,422**	1,327	1,041	**7.2**	36.6
Gross profit	**1,202**	1,205	946	**-0.2**	27.1
S,G&A expenses	**369**	344	280	**7.3**	31.8
Operating profit	**833**	861	666	**-3.3**	25.1
Depreciation	**144**	117	100	**23.1**	44.0
Operating profit after depreciation	**689**	744	566	**-7.4**	21.7
Other income	**72**	(5)	32	-	125.0
Provision for investments	**-**	-	-	**-**	-
Profit Before Tax	**761**	739	598	**3.0**	27.3
Provision for tax	**81**	83	85	**-2.4**	-4.7
Profit After Tax	**680**	656	513	**3.7**	32.6
Exceptional item*	**-**	-	45	**-**	-
PAT after exceptional item	**680**	656	558	**3.7**	21.9
Minority Interest	**7**	7	-	**-**	**-**
PAT after exceptional item, minority interest	**673**	649	558	**3.7**	20.6

***Profit on sale of investment in Yantra Corporation, net of taxes**

Highlights (Indian GAAP - Annual)

Infosys

(Rs. crore)

	FY2006	%	FY2005	%	Growth%
Income	**9,521**	**100.0**	7,130	100.0	33.5
S/w development expenses	**5,066**	**53.2**	3,765	52.8	34.6
Gross profit	**4,455**	**46.8**	3,365	47.2	32.4
S,G&A expenses	**1,364**	**14.3**	1,030	14.4	32.4
Operating profit	**3,091**	**32.5**	2,335	32.7	32.4
Depreciation	**437**	**4.6**	287	4.0	52.3
Operating profit after depreciation	**2,654**	**27.9**	2,048	28.7	29.6
Other income	**139**	**1.5**	124	1.7	12.1
Provision for investments	**1**	**-**	-	-	-
Profit Before Tax	**2,792**	**29.3**	2,172	30.5	28.5
Provision for tax	**313**	**3.3**	326	4.6	-4.0
Profit After Tax	**2,479**	**26.0**	1,846	25.9	34.3
Exceptional item*	**-**	**-**	45	0.6	-
PAT after exceptional item	**2,479**	**26.0**	1,891	26.5	31.1
Minority interest	**21**	0.2	-	-	-
PAT after exceptional item, minority interest	**2,458**	**25.8**	1,891	26.5	30.0

***Profit on sale of investment in Yantra Corporation, net of taxes**

Balance Sheet Summary

Infosys

(Rs. crore)

	Mar 31, 2006	%	Mar 31, 2005	%
LIABILITIES				
Shareholders' funds	7,034	100	5,319	100
Total liabilities	**7,034**	100	**5,319**	100
ASSETS				
Fixed assets	2,226	32	1,574	29
Investments	2	0	2	0
Deferred tax assets	65	1	45	1
Current assets				
Cash & equivalents*	4,709	66	2,998	57
Accounts receivables	1,608	23	1,322	25
Other current assets	770	11	811	15
Less: Current liabilities and provisions	(2,346)	(33)	(1,433)	(27)
Net current assets	4,741	67	3,698	70
Total assets	**7,034**	**100**	**5,319**	**100**

***Includes investment in liquid Mutual Funds**


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Operational Performance

Region-wise Revenue

Infosys

%

	Q4 2006	Q3 2006	Q4 2005	**FY 2006**	FY 2005
North America	**65.0**	65.0	63.9	**64.8**	65.2
Europe	**25.5**	24.9	23.3	**24.5**	22.3
India	**1.8**	1.4	2.0	**1.7**	1.9
Rest of the World	**7.7**	8.7	10.8	**9.0**	10.6
Total	**100.0**	100.0	100.0	**100.0**	100.0

Utilization


100.0%
0.0%
69.7%
70.0%
77.0%
78.7%
Q4 2006
Q3 2006

	Including training	Excluding training
Q4 2006	69.7%	77.0%
Q3 2006	70.0%	78.7%

Revenues by Project type

Infosys

%

	Q4 2006	Q3 2006	Q4 2005	**FY 2006**	FY 2005
Fixed Price	**27.0**	28.4	29.4	**28.1**	30.0
Time & Materials	**73.0**	71.6	70.6	**71.9**	70.0
Total	**100.0**	100.0	100.0	**100.0**	100.0

Onsite-Offshore Revenue

Infosys

%

	Q4 2006	Q3 2006	Q4 2005
Onsite	**49.3**	48.6	48.1
Offshore	**50.7**	51.4	51.9
Total	**100.0**	100.0	100.0

Customer Concentration

Infosys

	Q4 2006	Q3 2006	Q4 2005
Client contribution to revenues (%)			
Top client	4.7	4.5	6.3
Top 5 clients	18.6	17.6	21.2
Top 10 clients	31.0	29.9	33.8
No. of clients*			
Million dollar	221	206	166
5 million+	81	78	71
10 million+	54	51	42
20 million+	26	25	19
30 million+	19	18	11
40 million+	14	14	8
50 million+	9	7	5
70 million+	4	2	1
90 million+	1	1	-
Clients accounting for >5% of revenue	-	-	1

*Last Twelve Month in US dollars


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Client Acquisition & Expansion of Services

Client Acquisition & Expansion of Services

Infosys

- Client acquisitions during the quarter were 38
- 9 clients contributed more than $ 50 million each in annual revenues
- Infosys along with Progeon began a large, long-term business process outsourcing engagement in the master data management, customer data integration and product information management for a leading global consumer electronics brand
- Infosys commenced a consulting engagement on Customer Data Integration for a leading hi-tech company and developed a scalable, high performance system for a leading software vendor in line with its product licensing and pricing strategy

Client Acquisition & Expansion of Services

Infosys

- Infosys successfully re-defined the business intelligence landscape for a consumer electronics major on SAP Business Warehouse platform. The engagement was executed using Infosys' Global Delivery Model and deployed a range of Infosys services including technical architecture, consulting, change management, development and validation services
- Infosys is working with **a large private big-box general merchandise retailer in the US**, developing and maintaining IT systems for its core functions such as corporate finance and HR, payroll, retail inventory and store operations
- Infosys is partnering with **a leading US hardware co-operative** with international operations in 70 countries. The long-term IT partnership spans consulting, business application and system integration services and will enable the company to compete more effectively

Client Acquisition & Expansion of Services

- **One of the oldest and largest American private wealth management organizations** has engaged Infosys to build a core enterprise data warehouse to gain a unified view of its customers for improved reporting and business intelligence
- Infosys is working with **a large auto finance major** to develop a loans origination platform, which will help the client achieve a high degree of business process configurability for increased customer satisfaction
- Europe
  - Infosys expanded its footprint in Europe, securing new client engagements in a variety of industries
  - Infosys worked closely with companies in the manufacturing industry including **a global provider of specialized products and engineering solutions and a global leader in security inks for banknotes and value documents**

Banking Products

- Finacle®, Infosys' universal banking solution, continued to forge ahead in Asia, Europe and Latin America
- **Banco Continental De Panama (BCP)**, headquartered in Panama and ranked among the global top 1000 banks, selected Finacle® universal banking solution, CRM, e-banking and alert solutions


Infosys®
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Human Resources

Human Resources

Infosys

	Q4 2006	Q3 2006
Total employee strength	**52,715**	49,422
Software professionals	**49,495**	46,484
Gross addition	**5,170**	5,135
Laterals	**1,620**	927
Net addition	**3,293**	3,226


Infosys
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Capex and Infrastructure

Capex and Infrastructure

- Capital expenditure of Rs. 275 crore was incurred during the quarter, total for the year Rs. 1,090 crore
- As on March 31, 2006, the company had 90,26,428* sq. ft of space capable of accommodating 41,666 professionals; and 53,43,603 sq. ft under completion capable of accommodating 20,200 professionals

*Excluding subsidiaries


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Senior Management changes

Senior Management changes

- Mr. T. V. Mohandas Pai, Member of the Board and CFO, will be giving up his position as CFO from April 30, 2006
- Mr. V. Balakrishnan, currently Senior Vice President - Finance and Company Secretary, will take over as CFO from May 1, 2006
- Mr. Pai will continue to be a member of the Board and will be responsible for Human Resources Development (HRD), Education & Research (E&R), and Administration


Infosys®
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Outlook for the Future

Indian GAAP - Consolidated

- **Quarter ending June 30, 2006**
  - Income from ordinary activities is expected to be between Rs. 2,793 crore and Rs. 2,816 crore; YOY growth of 35% - 36%
  - Earnings per share from ordinary activities is expected to be Rs. 24.76 - Rs. 25.20; YOY growth of 26% - 28%
- **Fiscal year ending March 31, 2007**
  - Income from ordinary activities is expected to be between Rs. 12,254 crore and Rs. 12,446 crore; growth of 29% - 31%
  - Earnings per share from ordinary activities is expected to be Rs. 113.9 - Rs.115.6; growth of 26% - 28%


Infosys®
POWERED BY INTELLECT
DRIVEN BY VALUES

Summary

Summary

- Global IT services industry is showing signs of stronger growth. Infosys is well poised to take advantage
- Clients have responded enthusiastically to our 'One Infy' service offering
- Our focus on enhancing skills and domain expertise across the organisation is yielding results
- Our risk management policies along with our strong financial controls and investments in the business have supported a high quality growth engine
- Continue to invest substantially in systems and processes to leverage our capabilities and provide superior services
- Our robust financial model has consistently enabled us to meet the challenges of growth & profitability while also meeting stakeholder expectations


Infosys®
POWERED BY INTELLECT
DRIVEN BY VALUES

Thank You